ROCK RESOURCES INC.

Suite 610 – 1111 Melville Street, Vancouver, B.C., V6E 3V6
TEL: (604) 688-3304 FAX: (604) 682-6038
Web Site: www.rockresources.com E-mail: info@rockresources.com

RCK V

September 5, 2003

SUPPL

B.C. Securities Commission (via SEDAR)
12th Floor
701, West Georgia Street
Vancouver, B.C.
V7Y 1L2


03032086


SEP 1 5 2003
181
SECTION

Dear Sir or Madam,

**Re: BC Form 53-901F (Material Change Report) Dated 5th September, 2003
Pursuant to News Release Dated 5th September, 2003**

Enclosed please find Form 53-901F as noted above.

Yours truly,

"Graeme Rowland"

Graeme Rowland
Chairman & President

Encl.

c.c. TSX Venture Exchange (via Sedar)
Securities & Exchange Commission (82-4504)

dlw 9/16

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES

1. **Reporting Issuer:** **Rock Resources Inc.**
   Suite #610 – 1111 Melville Street
   Vancouver, B.C.
   V6E 3V6

2. **Date of Material Change:** September 5, 2003

3. **Press Release:**
   A news release dated September 5, 2003, delivered to Stockwatch and Market News.

4. **Summary of Material Change:**

   The Issuer reports that the Government have applied to the Supreme Court of Canada seeking leave to appeal against the Court of Appeal's judgement in the Issuer's favour following the sitting of a five judge Court of appeal hearing on December 6, 2002. The Court in a 4:1 decision ordered that the Company be compensated for the interests taken in accordance with the Expropriation Compensation Act which establishes that the compensation shall be determined by the Expropriation Board in accordance with the provisions of the Act.

5. **Full Description of Material Change:** See attached news release dated September 5, 2003.

6. **Reliance on Section 85(2) of the Act:** N/A

7. **Omitted Information:** Nil

8. **Senior Officer Contact:**

   Graeme Rowland, Chairman and President

9. **Statement of Senior Officer:**

   The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 5th day of September, 2003.

(signed "Graeme Rowland")

Graeme Rowland
Chairman & President

ROCK RESOURCES INC.
(the "Company")

News Release – GOVERNMENT SEEKS APPEAL

September 5, 2003

Government Seeks Appeal against the Company's Favourable Court of Appeal Judgement. Management reports that the company has received the Government's application to the Supreme Court of Canada seeking leave to appeal against the Court of Appeal's judgement in the Company's favour following the sitting of a five judge Court of Appeal hearing on December 6, 2002. The Court in a 4:1 decision ordered that the Company be compensated for the interests taken in accordance with the Expropriation Compensation Act which establishes that the compensation shall be determined by the Expropriation Board in accordance with the provisions of the Act. Further details of the Company's expropriation claim against the Government are contained in the company's news release dated March 13, 2003.

In making this announcement, Graeme Rowland, Chairman and President of Rock Resources said, "This application by the Government of British Columbia sends out a negative message to those investors that might be considering investing in British Columbia. It is bad news in the furtherance of the Company's expropriation claim against the Government and it is also generally bad news for the mining community at large. Management will continue to vigorously pursue this case".

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland,
Chairman and President

RCK.V
Suite #610 – 1111 Melville Street, Vancouver, BC V6E 3V6
Tel: (604) 688-3304 - Fax: (604) 682-6038
E-mail: info@rockresources.com - Web Site: www.rockresources.com